EXHIBIT 12

DOLE FOOD COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except for ratio data)

	Fiscal Years Ended
	December 29, 2012		December 31, 2011		January 1, 2011		January 2, 2010		January 3, 2009
Income (loss) from continuing operations before income taxes and equity earnings	$5,897		$42,646		$(27,722)		$97,670		$92,522
Distributed income of equity method investees	586		622		1,255		180		271
Fixed charges	183,138		197,808		225,962		272,259		242,064

Earnings available for fixed charges	$189,621		$241,076		$199,495		$370,109		$334,857

Fixed charges from continuing operations:
Interest expense (B)	$119,601		$132,238		$150,906		$196,789		$169,799
Amortization of debt expense and discounts	15,708		10,192		13,044		8,926		4,686
Assumed interest element included in rent expense (C)	47,829		55,377		62,012		66,544		67,579

Total fixed charges	$183,138		$197,807		$225,962		$272,259		$242,064

Ratio of earnings to fixed charges (A)	1.04	X	1.22	X	0.88	X	1.36	X	1.38	X

(A)	Due to Dole’s loss from continuing operations in 2010, the ratio of earnings to fixed charges was less than 1:1. Dole would have needed to generate additional earnings of $26.5 million to achieve a coverage ratio of 1:1.
(B)	Included in Interest Expense is interest expense from discontinued operations of $112.7 million, $130.6 million, $152.8 million, $193 million and $161.5 million for the fiscal years 2012, 2011, 2010, 2009 and 2008, respectively.
(C)	Included in the Assumed interest element included in rent expense are discontinued operations of $17 million, $16.8 million, $15 million, $15.4 million and $20.8 million, for the fiscal years 2012, 2011, 2010, 2009 and 2008, respectively.